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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                         (Amendment No. __________ )*

                               Pick Ups Plus, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  719574105
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                                 (CUSIP Number)

                1000 Ohio Pike, Suite 5A, Cincinnati, OH 45245,
                              Merritt Jesson, CEO,
                                  513-943-4100
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 17, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(1-06)

CUSIP No._________                     13D                   Page___ of __ Pages


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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     NeoMedia Technologies, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    28,333,333
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           28,333,333
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     28,333,333
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

CUSIP No._______                       13D                   Page___ of __ Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

This statement relates to shares of common stock, $0.001 par value, of Pick Ups Plus, Inc., a Delaware Corporation, with principal executive offices at 1000 Ohio Pike, Suite 5A, Cincinnati, OH 45245.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) NeoMedia Technologies, Inc.

     (b) 2201 Second Street, Suite 600, Ft. Myers, FL 33901

     (c) NeoMedia is in the business of software development.

     (d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Person was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) NeoMedia Technologies, Inc. is a corporation under the laws of Dealware, USA.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

The shares were acquired as part of a financing arrangement under which NeoMedia sold $27 million of its Series C Convertible Preferred stock to a third party. A portion of the proceeds were applied toward the shares, which were transferred from the third party to NeoMedia.
--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

    NeoMedia acquired the shares for investment and not with a view to, or for resale in connection with, any distribution thereof, and NeoMedia does not have a present intention of selling, granting any participation in, or otherwise distributing the acquired Shares. The Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) NeoMedia holds 28,333,333 shares of PUPS common stock, or 19.8% of the total shares of common stock that PUPS last reported outstanding,

     (b) NeoMedia holds the sole voting and dispositive conrol over the shares

     (c) None.

     (d) Not applicable.

     (e) Not applicable.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      NeoMedia also acquired notes payable from the Issuer with a face value of $1,365,000 as part fo the financing transaction.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Documents relating to the financing were filed as exhibits 10.1 - 10.8 of NeoMedia's Form 8-K as filed on February 21, 2006.

--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        March 2, 2006
                                        ----------------------------------------
                                                         (Date)


                                                  /s/ Charles T. Jensen
                                        ----------------------------------------
                                                       (Signature)


                                                      President & CEO
                                        ----------------------------------------
                                                       (Name/Title)

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).